UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons I-Tseng Jenny Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,609,789(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,609,789(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,609,789(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 445,272 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”), held by M Zion Capital, LLC (“M Zion Capital”), an entity controlled by Ms. Chan, (ii) 445,272 shares of Common Stock held by M Olivet Capital, LLC (“M Olivet Capital”), an entity controlled by Ms. Chan, (iii) 445,272 shares of Common Stock held by M Cannan Capital, LLC (“M Cannan Capital”), an entity controlled by Ms. Chan, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note, as amended (the “Convertible Note”) due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Chang and/or Ms. Chan, each a member of the Board of Directors of the Issuer (“Board”), in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (v) pre-funded warrants to purchase 7,876,712 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation.

Ms. Chan disclaims beneficial ownership with respect to the shares held by M Zion Capital, the shares held by M Olivet Capital, the shares held by M Cannan Capital and the shares entitled to CP Acquisitions upon conversion of its convertible note, in each case except to the extent of her pecuniary interest therein.

(2)	Based on 14,229,386 shares of Common Stock outstanding as of May 13, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2024, plus the shares of Common Stock issuable upon conversion of the convertible note in footnote (1), subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Zion Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.13%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 445,272 shares of Common Stock held by M Zion Capital.

(2)	Based on 14,229,386 shares of Common Stock outstanding as of May 13, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on May 21, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Olivet Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.13%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 445,272 shares of Common Stock held by M Olivet Capital.

(2)	Based on 14,229,386 shares of Common Stock outstanding as of May 13, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on May 21, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Cannan Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.13%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 445,272 shares of Common Stock held by M Cannan Capital.

(2)	Based on 14,229,386 shares of Common Stock outstanding as of May 13, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on May 21, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,273,973(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,273,973(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,273,973(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Chang and/or Ms. Chan, each a member of the Board, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (ii) pre-funded warrants to purchase 7,876,712 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation.

(2)	Based on 14,229,386 shares of Common Stock outstanding as of May 13, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on May 21, 2024, plus the shares of Common Stock issuable upon conversion of the convertible note in footnote (1) above, subject to applicable beneficial ownership limitations.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on January 25, 2024 (collectively, the “Schedule 13D”), and relates to the shares of Common Stock of the Agrify Corporation (“Issuer”) beneficially owned by the Reporting Persons.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As such terms are defined and as further described in Item 5, the purpose of the actions taken by the Reporting Persons with respect to the CP Note Amendment and the conversion of the Convertible Note into Pre-Funded Warrants was to improve the shareholders’ equity of the Issuer and mitigate the Issuer’s negative shareholder equity.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended such that the shares of Common Stock of the Issuer outstanding as of the date hereof is 14,229,386.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Amendment of Convertible Note

As previously reported on this Schedule 13D, on January 25, 2024, Issuer and CP Acquisitions, an entity affiliated with and controlled by Raymond Chang, the Chief Executive Officer of the Issuer and a member of its Board, and I-Tseng Jenny Chan, a member of the Board, agreed to amend, restate and consolidate certain outstanding notes held by CP Acquisitions into the Convertible Note.

On May 21, 2024, the Issuer and CP Acquisitions entered into an amendment to the Convertible Note (the “CP Note Amendment”), pursuant to which CP Acquisitions may elect, in lieu of shares of common stock issuable upon conversion of the Convertible Note, to instead receive pre-funded warrants (“Pre-Funded Warrants”). The conversion price applicable to the Pre-Funded Warrants will remain unchanged at $1.46.

The Pre-Funded Warrants have an exercise price of $0.001 per share, were exercisable upon issuance, will expire when the applicable warrant is exercised in full, and are exercisable on a cash basis or, if there is no effective registration statement registering the resale of the underlying shares of common stock, on a cashless exercise basis at CP Acquisitions’ discretion.

The Pre-Funded Warrants provide that each time the Issuer consummates any bona fide equity financing with the primary purpose of raising capital, then the number of shares of common stock underlying the Pre-Funded Warrants will be increased (the “Adjustment Provision”) to an amount equal to (i) the amount of the Convertible Note that was originally converted into the applicable Pre-Funded Warrants divided by (ii) the purchase or conversion price in the equity financing transaction, subject to proportional adjustment in the event the Pre-Funded Warrant has been partially exercised. The Adjustment Provision will not be effective unless and until it is approved by stockholders of the Issuer pursuant to Nasdaq Listing Rule 5635.

Immediately following the execution of the CP Note Amendment, CP Acquisitions elected to convert $11.5 million of outstanding principal into a Pre-Funded Warrant exercisable at issuance for up to 7,876,712 shares of common stock.

There can be no assurance that the Adjustment Provision will be adopted and approved, or that any other transactions contemplated by the CP Note Amendment and the form of Pre-Funded Warrant that require stockholder approval will occur.

The foregoing descriptions and summaries of the CP Note Amendment and the form of Pre-Funded Warrant do not purport to be complete, and are qualified in their entirety by reference to copies of the CP Note Amendment and the form of Pre-Funded Warrant, which are filed as Exhibits 4.1 and 4.2, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 22, 2024, and which are attached as an exhibit to this Schedule 13D and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the Convertible Note, CP Note Amendment, and Pre-Funded Warrant, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Amendment No. 1 to Senior Secured Amended, Restated and Consolidated Convertible Note between Agrify Corporation and CP Acquisitions, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 22, 2024).
2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 22, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2024

I-Tseng Jenny Chan

/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan

M Zion Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Olivet Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Cannan Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

CP Acquisitions, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager